Internal Revenue Service                            Department of the Treasury

Index Numbers:                                      Washington, DC 20224

         61.00-00 61.03-00
         61.43-00 451.01-00
                                                    Person to Contact:
                                                       Thomas M. Preston
Thomas P. Hill, Jr.                                 Telephone Number:
Vice President & Controller                            202-622-4443
PECO Energy Company                                 Refer Reply To:
2301 Market Street                                  CC:DOM:FI&P:2/PLR-105800-97
Philadelphia, PA 19101                              Date: DEC 19 1997

Legend

         Company     =                PECO Energy Company
                                      EIN: 23-0970240
         Trust       =                Business Trust
         State A     =                Pennsylvania
         State B     =                Delaware
         Statute     =                Title 66 Pa. Consolidated Statutes,
                                      Section 2801, Electricity
                                      Generation Customer Choice and
                                      Competition Act
         Date 1                       January 1, 1999
         Date 2                       January 1, 2000
         Date 3                       January 1, 2001

         Date 4      =                January 22, 1997
         a           =                $3.877 billion
         b           =                $3.6 billion
         c           =                $23.8 million
         d           =                $149.4 million
         e           =                .5%

Dear Mr. Hill:

     This letter is in reply to the letter dated March 21, 1997, as well as other correspondence, requesting a ruling on the proposed transaction described below.

                                      FACTS

     Company, a calendar year taxpayer using the accrual method of accounting, is an investor-owned electric utility in State A engaged in the generation, transmission, distribution and


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sale of electricity and the distribution and sale of natural gas within a designated territory. As such, Company has a monopoly within a designated territory and is subject to regulation by both the State A Public Utility Commission (PUC) and the Federal Energy Regulatory Commission (FERC).

     State A is deregulating its electric utility industry. As a result, Company's customers will be allowed to contract directly with alternative suppliers of electricity, and Company will compete with other parties to sell electricity.

     The Statute was enacted in December, 1996, to provide for the restructuring of the electric utility industry in State A through the unbundling of electric services into separate generation, transmission and distribution services with open retail competition for generation. Electric distribution and transmission services will remain regulated by the PUC. Full electric generation competition will be phased in, in three steps. Direct retail access is to be phased in for one-third of each customer class by Date 1 for an additional one-third by Date 2, and for all remaining customers by Date 3.

     The Statute requires utilities to submit to the PUC restructuring plans that address the "stranded costs" that will result from competition. Stranded costs include regulatory assets, nuclear decommissioning costs and long-term purchased power commitments, for which full recovery is allowed, and other costs, including investment in generating plants, spent-fuel disposal, retirement costs and reorganization costs, for which an opportunity for recovery is allowed in an amount determined by the PUC as just and reasonable. These costs, after mitigation by the utility, are to be recovered through the competitive transition charge (CTC) approved by the PUC and collected from distribution customers for up to nine years.

     As a mechanism for the mitigation of CTCs and the reduction of customer rates, the Statute authorizes an electric utility to securitize its stranded costs through the issuance of Transition Bonds either directly by the utility, or by a finance subsidiary or third party assignee of the utility. To facilitate this securitization, the Statute authorizes the creation of a property right to collateralize the Transition Bonds. This property right, called intangible transition property (ITP), represents the right to collect from customers amounts sufficient to recover the utility's stranded costs, pay the expenses of issuing and servicing the Transition Bonds, and fund any necessary reserve accounts. The amounts are collected by imposing intangible transition charges
(ITCs). ITP is created upon the issuance by the PUC of an irrevocable qualified rate order (QRO) authorizing the ITCs. An irrevocable QRO may not be modified by the Company, the PUC, the State or any instrumentality thereof.

     ITCs are imposed on customers located in the utility's certificated territory and must be paid whether or not the customers purchase electricity from the utility. ITCs are calculated as a percentage of expected total base rate revenue to be collected by customer rate class, the collection of which will, likely be dependent on, inter alia, a utility's ability to forecast the usage, delinquencies, charge-offs, and payment lags of customers in each rate class. The PUC may approve periodic adjustments to the ITC, but only in accordance with the Statute and the QRO.


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     Company will assign its ITP to the Trust, a newly-formed,
bankruptcy-remote, wholly owned State B business trust formed by the Company solely for this purpose. The Trust will not elect to be treated as an association taxable as a corporation under section 301.7701-3(b)(1) of the Procedure and Administration Regulations. Under the Statute, the transfer of ITP to a subsidiary or assignee of the utility, pursuant to an irrevocable QRO, shall be treated as an absolute transfer of the utility's right, title and interest as in a true sale, and not as a pledge or other financing other than for state income and franchise tax purposes.

     For each QRO declared irrevocable by the PUC, the Trust will issue Transition Bonds in the form of debt securities in one or more series, and one or more tranches of each series. Different series may have different maturities and coupon rates. The Transition Bonds will be recourse to the Trust and will be secured on a pari passu basis by the ITP and the equity and assets of the Trust. It is anticipated that the Transition Bonds will receive a AAA rating from at least two nationally recognized statistical rating agencies.

                              PROPOSED TRANSACTION

     On Date 4, the Company filed an application with the PUC for an irrevocable QRO authorizing the issuance of Transition Bonds in the aggregate principal amount of a in one or more series. The issuance of this amount of Transition Bonds by the Trust will return to the Company proceeds sufficient to recover b of stranded costs, estimated issuance expenses of c and estimated costs associated with using the proceeds of d. The Trust will establish an Equity Reserve Account funded in cash by Company or an affiliate in an amount equal to at least e of the initial aggregate principal amount of Transition Bonds.

     Pursuant to a sale and servicing agreement between the Company and the Trust, Company will act as the servicer of the ITC revenue stream as part of normal collections and, in this capacity, will bill customers and make collections on behalf of the Trust, and will make applications to the PUC to maintain the ITC at a level which allows for full recovery of QTEs in accordance with the amortization schedule for each series of Transition Bonds. The ITC will be used by the Trust to make semi-annual payments of principal and interest on the Transition Bonds and to pay related servicer, trustee and other fees.

     Amounts collected by Company in respect of the ITC will be deposited into its accounts and remitted monthly, or more frequently, to a "Collection Account" maintained by a bond trustee for the benefit of Transition Bondholders. Company shall be entitled to arms-length compensation for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the documentation applicable to each series. Any investment earnings with respect to funds collected but not yet remitted to the Collection Account may be applied toward servicing compensation or paid directly to the Company. Any investment earnings with respect to funds on deposit in the Collection Account will be distributed to the Trust and transferred to the Company.

     The ITC collected from customers will include an amount attributable to overcollateralization, which will be equal to at least e of the initial principal balance of each series


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of Transition Bonds. That amount will be collected on a pro rata basis over the term of the Transition Bonds and deposited into an Overcollateralization Reserve Account. Collections of ITC in excess of the amounts necessary to pay interest and principal on the Transition Bonds and to fund both the Overcollateralization Reserve Account and the Equity Reserve Account, will be deposited into an Overcollections Reserve Account which will be available to pay principal and interest on the Transition Bonds to the extent future ITC collections are insufficient. Any amounts remaining in the Overcollections Reserve Account after payment in full of the Transition Bonds will be returned to the Trust and transferred to the Company.

     The Trust will allocate collections of the ITC (net of expenses) in the following order: to interest and scheduled principal payments on the Transition Bonds (Debt Service); to the Overcollateralization Reserve Account (up to the Overcollateralization Reserve Required Amount); to the Equity Reserve Account (up to the Equity Reserve Required Amount); and to the Overcollections Reserve Account. Once amounts on deposit in the Overcollateralization Reserve Account and the Equity Reserve Account have reached their respective required amounts, income on any investment will be distributed to the Trust on each Payment Date and transferred to Company. Investment income on amounts in the Overcollections Reserve Account will be distributed to the Trust on each Payment Date and transferred to Company. If ITC collections are insufficient to pay Debt Service the shortfall will be paid from the following accounts in the following order: the Overcollections Reserve Account; the Overcollateralization Reserve Account; and the Equity Reserve Account. Payments will be allocated among the outstanding series of Transition Bonds pro rata based on the payments required to be made on each such series in accordance with the amortization schedule for each series.

     Company represents that the transfer of the ITP to the Trust will be regarded as a true sale for bankruptcy purposes.

                                     ISSUES

     Does the issuance of the QRO result in gross income to Company?

     Are the Transition Bonds obligations of the Company?

                                       LAW

     Section 61 of the Internal Revenue Code generally defines gross income as "income from whatever source derived", except as otherwise provided by law. Gross income includes income realized in any form, whether in money, property, or services. Section 1.61-l(a) of the Income Tax Regulations. This definition encompasses all "accessions to wealth, clearly realized, and over which the taxpayers have complete dominion." Commissioner v. Glenshaw Glass Co., 348 U.S. 426, 431 (1955), 1955-1 C.B. 207.

     The right to collect the CTC is of significant value in producing income for Company, and State A's action in making the CTC rights transferable has enhanced that value. Generally, the granting of a transferable right by the government does not cause the realization of income. Rev.


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Rul. 92-16, 1992-1 C.B. 15 (allocation of air emission rights by the
Environmental Protection Agency does not cause a utility to realize gross income); Rev. Rul. 67-135, 1967-1 C.B. 20 (fair market value of an oil and gas lease obtained from the government through a lottery is not includible in income).

     The economic substance of a transaction generally governs its federal tax consequences. Greqory v. Helvering, 293 U.S. 465 (1935), XIV-1 C.B. 193. Affixing a label to an undertaking does not determine its character. Rev. Rul. 97-3, 1997-2 I.R.B. 5. An instrument secured by property may be an obligation of the taxpayer or, alternatively, may be a disposition of the underlying property by the taxpayer. Cf. id. (the Small Business Administration is the primary obligor of certain guaranteed payment rights that are created under its participating security program).

                                   CONCLUSIONS

     Based on the facts as represented, we rule as follows:

     (1) The issuance of the QRO does not result in gross income to Company.

     (2) The Transition Bonds are obligations of the Company.

     Except as specifically ruled on above, no opinion is expressed or implied regarding the federal tax aspects of the transaction.

     This ruling is directed only to Company. Under section 6110(j)(3) of the Code, this ruling may not be used or cited as precedent.


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     A copy of this letter should be attached to the federal income tax return of Company for the taxable years that include the transaction described in this letter.

                                       Sincerely yours,
                                       Assistant Chief Counsel
                                       (Financial Institutions & Products)


                                       By:
                                           --------------------------------
                                           Marshall Feiring
                                           Senior Technician Reviewer, Branch 2

cc:  Louis W. Ricker
     Robert E. McQuiston
     Penny S. Indictor
     Ballard Spahr Andrews & Ingersoll
     1735 Market Street, 51st Floor
     Philadelphia, PA 19103


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